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                            March 15, 2021

       Darrin Henke
       President, Chief Executive Officer and Director
       Penn Virginia Corporation
       16285 Park Ten Place, Suite 500
       Houston, TX 77084

                                                        Re: Penn Virginia
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 9, 2021
                                                            File No. 333-254050

       Dear Mr. Henke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Hillary Holmes